Exhibit 99.1

CENTOGENE Press Release

CENTOGENE Launches Rare and Neurodegenerative Disease Biodata Network

•	Company’s launch of Biodata Network offers new portfolio of data-driven solutions

•	Collaboration with BC Platforms increases access to data-driven genomic insights via Global Data Partner Network, BCRQUEST.com

•	Tranche of 80,000 genetic sequences made accessible online for research and drug discovery

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, November 3, 2022 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the global launch of its Biodata Network, a portfolio of data-driven partnering solutions, including Biodata Licenses and Insight Reports, for biopharma and research institutions.

To offer increased access to CENTOGENE’s unique data-driven insights, the Company has partnered with BC Platforms, a global leader in healthcare data management and analytics, to utilize their Global Data Partner Network, BCRQUEST.com. This integrated healthcare data platform creates a connected, secure data source for enabling partners access to datasets for the acceleration and de-risking of target & drug discovery, as well as for optimizing clinical pipelines.

The addition of these CENTOGENE datasets represents an estimated 20% increase in both the breadth and depth of genomic data currently available via BC Platforms. The dataset reflects a diverse geographic and ethnic sample base and includes a large share of pediatric cases in rare and neurodegenerative diseases, with data modalities including clinical, multiomic, and socio-demographic data. This dataset has been made available from the diverse CENTOGENE Biodatabank, which currently contains nearly 700,000 patients represented from over 120 countries, over 70% of whom are of non-European descent.

“At CENTOGENE, we are committed to delivering data-driven, life-changing answers to accelerate and de-risk drug discovery, development, and commercialization,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “By partnering with BC Platforms and launching our Biodata Network Portfolio, we are extending our strategy and expanding our commercialization opportunities to provide partners with yet another model to work with us. Ultimately, we want to heal the world of rare and neurodegenerative diseases, and we believe offering greater access to the CENTOGENE Biodatabank will accelerate bringing potentially life-saving therapeutics to patients around the world.”

Tero Silvola, CEO of BC Platforms, said, “Through our partnership with CENTOGENE, one of the most experienced partners in the field, we are significantly advancing the way the medical community collaborates. With the diversity of our BCRQUEST.com global data network combined with CENTOGENE’s Biodatabank, the medical community will now be able to tap into a rich source of insights on rare and neurodegenerative diseases to drive the healthcare of the future – benefitting patients globally.”

Bettina Goerner, CENTOGENE’s Chief Data Officer, added, “95% of rare diseases currently do not have an FDA-approved treatment. We see BC Platforms as our ideal partner for the secure and scalable solutions needed for the launch of our Biodata Network, so we can significantly expand the abilities of our partners around the world to drive drug discovery. Because of the generous consent given by patients who have contributed their data for research on rare and neurodegenerative diseases, we hope to offer real solutions to patients around the world.”

CENTOGENE has a lifelong commitment to protecting the privacy of patients’ data, which is secured and handled with the greatest level of care and in accordance with applicable regulations and laws, including but not limited to, GDPR. Every year, CENTOGENE processes thousands of genetic tests in the Company’s state-of-the-art laboratories, while ensuring relevant compliances.

The CENTOGENE Biodata Network – Transforming Insights Into Answers

CENTOGENE’s newly-launched Biodata Network portfolio of customizable data-driven partnering solutions includes:

Biodata Licenses

•	Biodata Licenses enable partners to securely access unique real-world datasets via BC Platform’s cloud-based trusted research environment for self-analysis. Optional analysis support is also available

Insight Reports

•	These tailored data analysis reports are generated in close consultation with biopharma partners and CENTOGENE’s in-house geneticists, medical experts, and data scientists. This seamlessly enables institutions to answer ad hoc research questions via real-world data, which is carefully curated, analyzed, and summarized by CENTOGENE’s team of experts

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and biopharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted biopharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This diverse data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with biopharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

About BC Platforms

BC Platforms is a global leader in building data networks for the life sciences industry and provides versatile technology platforms for personalised medicine, accelerating the translation of innovations into clinical practice. We convert complex biological information collected in the healthcare setting into actionable insights. With our innovative technology we are creating a patient centric infinity loop between the life sciences and healthcare sectors. Data we generate, harmonise, and manage, from diverse biobanks and healthcare institutions, is made accessible for pharmaceutical and biotech companies to enhance their core strengths in research and development. In parallel, we enable stratification of patients towards targeted therapies, delivering on the promise of more personalized healthcare.

Our high performing genomic data discovery and analytics platform enables flexible data integration, secure analysis, and interpretation of molecular and clinical information. We have developed a Global Data Partner Network, BCRQUEST.com, which allows access to high-quality real-world data. This rapidly growing network has a footprint across many sites, including networks of major hospitals, covering 20 countries on five continents, providing standard of care data for over 23 million patients. Our platforms seamlessly facilitate access to highly enriched data for pharmaceutical research and development.

Founded in 1997 from a MIT Whitehead project spinoff, we have a strong scientific heritage underpinned by over 25 years of working in close collaboration with a network of leading researchers, developers, and industry partners. We have global operations with our headquarters in Zurich, Switzerland, R&D in Espoo, Finland, and Singapore, as well as a presence in London and Boston. For more information, visit our website and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com